Filed by: Impax Laboratories, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Impax Laboratories, Inc.
Commission File No.: 001-34263

This filing relates to the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. and K2 Merger Sub Corporation.

The following is a transcript of a conference call conducted on November 9, 2017 at 8:30 a.m. Eastern Standard Time by Impax related to Impax’s third quarter 2017 financial results.

09-Nov- 2017
Impax Laboratories, Inc. (IPXL )
Q3 2017 Earnings Call

CORPORATE PARTICIPANTS

Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.

Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.

Bryan M. Reasons
Chief Financial Officer & Senior Vice President - Finance, Impax

Laboratories, Inc.

Douglas S. Boothe
President-Impax Generics Division, Impax Laboratories, Inc.

Michael J. Nestor
President-Impax Pharmaceuticals Division, Impax Laboratories, Inc.

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OTHER PARTICIPANTS

Andrew Finkelstein
Analyst, Susquehanna Financial Group LLLP

Tyler Van Buren
Analyst, Cowen & Co. LLC

Gregg Gilbert
Analyst, Deutsche Bank Securities, Inc.

Elliot Wilbur
Analyst, Raymond James & Associates, Inc.

Timothy Chiang
Analyst, BTIG LLC

David A. Amsellem
Analyst, Piper Jaffray & Co.

Marc Goodman
Analyst, UBS Securities LLC

Louise Chen
Analyst, Cantor Fitzgerald Securities

Dana Flanders
Analyst, Goldman Sachs & Co. LLC

Dewey Steadman
Analyst, Canaccord Genuity, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Cecilia, and I will be your conference operator today. At this time, I would like to welcome everyone to the Impax Laboratories' third quarter 2017 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and- answer session. [Operator Instructions] I would now like to turn the call over to Mr. Mark Donohue, Head of Investor Relations and Communications. Please go ahead, sir.
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.

Thank you. Good morning, everyone. Welcome to Impax's third quarter 2017 earnings conference call. A copy of the slides that will be presented on this call are available within the Investor Relations section of Impax's website at impaxlabs.com, and as part of the webcast.

The discussion today may include certain forward-looking statements, and actual results may differ from those presented here. Factors that could cause such a difference are outlined in our SEC filings and on our website.

Our discussion today includes certain non-GAAP measures as defined by the SEC. Management uses both GAAP financial measures and the disclosed non-GAAP financial measures internally to evaluate and manage the company's operations and to better understand its business. Further, management believes the inclusion of non- GAAP financial measures provides meaningful supplementary information to and facilitates analysis by investors in evaluating the company's financial performance, results of operations, and trends. A reconciliation of GAAP to non-GAAP measures are available in our third quarter 2017 earnings release and in today's slide presentation.

This morning, Paul Bisaro, our President and Chief Executive Officer, will provide some remarks on our third quarter results and a business update. Bryan Reasons, our Chief Financial Officer, will review the third quarter financial results in more detail. Also on the call and are available during the Q&A are Doug Boothe, President of the Generics Division, and Michael Nestor, President of the Specialty Pharma Division.

And with that, I'm going to turn the call over to Paul.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.

Thank you, Mark, and good morning, everyone. I am pleased to report that this quarter demonstrates Impax's ability to continue to improve profitability and earnings, while making substantial progress in evolving and streamlining our company.

As you can see on slide 4, our results for the third quarter, total net revenues were $206 million, adjusted EBITDA was $46 million, and adjusted EPS was $0.23 per share for the third quarter. Our revenues declined 9% versus last year's third quarter due to lower generic revenue caused by buyer consolidation and additional competition, as we continue to navigate through the challenging generic environment. Compared to this year's second quarter, total net revenues in the third quarter increased a couple percent. However, we delivered double-digit improvement in profitability and earnings growth as a result of our operational and cost improvement program. This led to a 16% increase in adjusted EBITDA and a 28% increase in adjusted EPS in the third quarter compared to this year's second quarter.

Turning to slide 5 and a review of the divisions. Starting with the Generic division. Total net revenues in the third quarter were down 14%, compared to last year's third quarter. Lower generic pricing of 18% was the driving factor, with approximately one-half of the pricing decline related to two products, epinephrine auto-injector and generic Adderall XR. The decline in epinephrine pricing was primarily due to our arrangement with CVS. However, we did offset some of the price decline with higher volume.

On a sequential basis, the third quarter Generic revenues and pricing were roughly flat compared to the second quarter of 2017. Strong seasonal sales of epinephrine and higher sales of diclofenac gel 3% were offset by lower sales of budesonide, fenofibrate, and our authorized generic OxyContin compared to this year's second quarter. In late October, we were pleased to finally receive FDA's approval on generic Renvela. Unfortunately, it quickly turned into a highly competitive market, with multiple players pursuing business from the three primary buying consortiums. We continue to pursue additional opportunities to increase our share of this business.

Also in late October, it became clear that the validation efforts for our AB-rated generic Concerta product, produced by one of our third-party manufacturers were not immediately successful and would require additional time and effort. We are working with the contract manufacturing partner to quickly assess the extent of the issue and the impact on timing of the launch. Unfortunately, we now believe that we won't be able to launch our product in the fourth quarter of this year.

Within the Specialty Pharma division, total revenues in third quarter were up 5% compared to the prior-year period as a result of higher sales of Rytary and Emverm. Specialty Pharma sales were up 8% compared to this year's second quarter due to higher sales of Albenza and Zomig. Driving stronger performance from Rytary is a priority, and we are continuing to spend time evaluating our programs and infrastructure to ensure we are maximizing the value of this franchise.

Turning to slide 6. We recently completed the Phase 2b study for IPX203, a potential treatment for the symptoms of Parkinson's disease. We are pleased to report that the results of the study were consistent with the Phase 2a study completed last year. Based on patient diary data, patients on IPX203 showed a significant reduction of off time compared to immediate release carbidopa-levodopa with approximately 2.3 hours less off time. As a perspective, Rytary had approximately 1.2 hours of off time in its advanced PD study versus the immediate- release carbidopa-levodopa. Our brand team met with the FDA, and we have an agreement on a Phase 3 clinical development plan. We have also reached a special protocol assessment on the Phase 3 trial. We are currently evaluating the timing for the further development of this product.

Turning to slide 7. We are pleased to report that we are making good progress on our consolidation and cost improvement initiatives. With the installation of the packaging lines in Hayward completed and approved by the FDA, we are able to accelerate the closing of the Middlesex packaging facility. Our original target was to close this facility at the end of the first quarter of 2018, but we now expect to complete this effort by the end of this year.

Regarding Taiwan, we continue to work towards an efficient and timely exit. A number of interested parties toured the facility, and we are currently in late stage negotiations with a potential buyer. We are optimistic that we could complete a sale transaction by the end of the first quarter of 2018. If we are able to accomplish this, it would allow us to achieve a full run rate of cost savings across all cost savings initiatives approximately one year ahead of schedule.

Our most significant news, however, was the October 17 announcement of our intention to combine with Amneal Pharmaceuticals. This combination will provide multiple opportunities to drive strong future growth, including investment in high-growth specialty assets and an entry into biosimilars. Slide 8 highlights a few of the many strategic and financial benefits of this combination. The new Amneal will be a more diversified company, with one of the industry-leading, high-value product pipelines, with broad R&D capabilities across all dosage forms.

These combined assets and capabilities will improve the new company's ability to successfully navigate the new generic environment. The new company will also generate significant cash flow, which will allow us to invest and further accelerate its growth. We are actively planning for integration of the two companies, focused on day-one implementation. We have made our initial filings with the Federal Trade Commission and filed our Hart-Scott- Rodino forms. And we expect to file the S-4 in the next couple of weeks. We continue to target a close in the first half of 2018.

Now I will turn it over to Bryan for more on the financials.
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Bryan M. Reasons
Chief Financial Officer & Senior Vice President - Finance, Impax Laboratories, Inc.

Thanks, Paul. Good morning, everyone. Since we covered our year-over-year performance in this morning's earnings release, my remarks will primarily focus on our sequential performance on an adjusted basis; therefore third quarter of 2017 compared to the second quarter of 2017.

Starting with our Generic division results on slide 10. Total revenues in the third quarter of 2017 were $151 million, flat compared to the second quarter. Notable products with sales increases over the second quarter included epinephrine auto-injector, driven by seasonality; generic Solaraze; and generic Adderall. Offsetting these increases were lower sales of budesonide, fenofibrate, and authorized generic OxyContin. Our AG supply of OxyContin, which we received earlier this year, was exhausted during the third quarter.

Our adjusted gross margin declined sequentially to 35% from 43%. This decline was partially due to an increase in short-dated inventory and lower cost of market reserves, caused by lower pricing and additional competition on a few of the products acquired as part of the Teva transaction. These items represented approximately 50% of the sequential decline in our adjusted gross margin. The gross margin in the third quarter was also impacted by product sales mix as a result of higher sales of lower-margin products diclofenac, generic Adderall, and metaxalone, and the loss of a few million in royalty from a partner.

In the third quarter, adjusted gross margin excludes a few charges of note. We recorded a charge of approximately $20 million, primarily related to short-dated generic Welchol inventory as a result of the delay in FDA approval and bad batches of generic Concerta, as Paul noted in his remarks. As you may recall, we built generic Welchol inventory this time last year in anticipation of an approval. We're still hopeful that we'll be in the first wave of approvals.

We also recorded a restructuring and severance charges of $4 million related to the closure of the Middlesex manufacturing, packaging, and R&D facilities, as well as the announced sale or closure of the Taiwan manufacturing facility as part of our cost savings programs. Lastly, recorded under-absorption charges of $4 million related to the closure of the Middlesex manufacturing facility. Adjusted operating income for the Generic divisions in the third quarter declined approximately $5 million to $35 million compared to the second quarter of 2017 as a result of lower gross margins, partially offset by lower spending across SG&A and R&D.

Moving to slide 11 and our Specialty Pharma division results. Total revenues were $55 million, an increase of approximately 8% over the second quarter of 2017. Individually, Albenza and Zomig delivered double-digit revenue growth during the third quarter of 2017, compared to the second quarter, while Rytary and Emverm were essentially flat. Adjusted gross margin in the third quarter increased to 85%, compared to 71% in the second quarter of 2017, primarily due to a sequential decline in short-dated inventory reserve for Emverm and product sales mix. Adjusted operating income for the Specialty division increased $13 million to $26 million in the third quarter, compared to the second quarter of 2017 due to an increase in gross margins and lower SG&A and R&D expense as a result of ongoing expense controls.

Turning to slide 12 and our consolidated results. While total company revenues for the third quarter increased only 2%, overall this year's second quarter our cost improvement plan helped us drive a 16% increase in adjusted EBITDA and a 28% increase in adjusted earnings per share.

I'll now turn the call back to Paul.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.

Thanks, Bryan. Turning to slide 14. We narrowed our 2017 forecast based on the first nine months' actuals and more clarity around certain events that will impact our fourth quarter results. While we were hoping to achieve the top end of our 2017 adjusted EPS guidance, we felt it prudent to bring down the top end of our EPS range and modestly reduce our adjusted gross margin expectations. This was a direct result of the delayed launch of generic Concerta and currently no approval on generic Welchol, combined with the late approval of generic Renvela. Additionally, the inability of a partner to supply generic Aggrenox inventory will result in no royalty income on that product in the fourth quarter.

The good news, however, is that we expect to offset some of the impact of these events with the continued acceleration of our ongoing cost improvement initiatives and a reduction in generic R&D spending that resulted from the timing of the consolidation of our generic R&D program to a single site in Hayward. Most importantly, we expect to see contribution in 2018 from the delayed products and other new generic product launches, as well as the full-year benefits of our accelerated cost improvement program. Our updated guidance appears on slide 15. As a result of the items I outlined, we narrowed our adjusted EPS range for 2017 to $0.60 to $0.65 per share.

In summary, we continued to pursue creative ways to enhance and grow our business as part of our Path Forward strategy, as outlined on slide 16. The transaction with Amneal clearly achieves one of our stated objectives, as this combination is strategically and financially compelling for both companies. We will continue to aggressively focus on driving organizational change in our company, which will prepare Impax for the next phase of its growth and success. Again, I want to thank all of our employees for their hard work and focus in the quarter in helping us achieve our near- and long-term objectives.

Lastly, yesterday evening, we announced the passing of our board member Rick Bierly. Rick was a distinguished executive who brought leadership and unique industry perspective and was a valued member of the Impax board. On behalf of the board and our employees, we send our sincere condolences to Rick's family and friends.

I'll turn it over to Mark for questions now. Mark?
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.

Thanks, Paul. Cecilia, you can open the line up for questions now, please.

QUESTION AND ANSWER SECTION

Operator: Certainly. [Operator Instructions] Your first question comes from the line of Andrew Finkelstein with Susquehanna Financial Group.
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Andrew Finkelstein
Analyst, Susquehanna Financial Group LLLP
Q

Good morning, and thanks for taking the question.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Good morning, Andrew.
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Andrew Finkelstein
Analyst, Susquehanna Financial Group LLLP
Q

I was hoping you could first talk about the assumptions that you made for some of these product launches in the pro forma outlook for next year, and whether there's an impact to that framework from some of these delays and the competition on Concerta. And then, secondly, if you could talk any more about the profile on IPX203 and how aggressively you might want to push forward with that in the near term. Thanks.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Sure. Thanks, Andrew, for the question. Well, we're not prepared to give 2018 guidance right now. What I will say is that we do expect these products to contribute in 2018. And as we get closer to the time of completing our budget and forecasting process for the specifics of 2018, we'll be able to pass that information along. Again, we do expect to have contribution from these products in 2018, and we do expect new launches in 2018, which will help support our future growth. Of course, we also continue to expect our Specialty franchise to grow in 2018. And we hope to, as I mentioned, get almost a full-year impact of the entire cost improvement program initiatives that we've engaged in, and we're very excited about that effort. It's been a – truly a great effort by the team here at Impax.

With respect to IPX203, we were obviously very pleased with the results of the study, the Phase 2b study. It obviously supported the results of 2a. We were also very pleased that the team was able to negotiate a clinical program for Phase 3, as well as an SPA. So we're essentially ready to go, but we are just working out the final timing and final decisions around when we want to begin that program and whether we want to fund it ourselves or find potential partners to help us do that. As you can imagine, this is a fairly expensive study, and we will need to make sure that we have all of our ducks in a row when we get started on that. So that's what I would say about 203, at least for now.
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Andrew Finkelstein
Analyst, Susquehanna Financial Group LLLP
Q

All right. Thanks very much.
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.
A

Thanks, Andrew.
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Operator: Your next question comes from the line of Tyler Van Buren with Cowen & Company.
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Tyler Van Buren
Analyst, Cowen & Co. LLC
Q

Hey, good morning, guys. Thanks for taking the questions. I guess with respect to the operations, are you guys able to comment on the quarter for Amneal and how the operations are going? Clearly, we're expecting a second half acceleration in operations with Amneal.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Thanks, Tyler, for the question. Let me start by saying probably the most important thing, and that is the deal model assumptions for both companies are still intact, and we're comfortable moving forward. So there is no movement there. I would say it's fair to say that Amneal may be reporting their own results at some point to their lenders. So some of that information may become available, but we're not in a position to give complete details.

What we can say is, with respect to pricing, their pricing in the quarter was consistent with ours, and what we saw. So that's good news. And some public information is they've launched 12 products between the time of July through November – through now, and they expect to launch a number of additional products. So their engine is running at full steam, and we're very excited about that, and I'm sure they are as well.

So we're very pleased with how things are going. And I think right now, as I mentioned, we're just starting the pre- integration work that we can do. We've set up the teams to work through all of the work streams that have got to get done. We had our initial kickoff meetings, and the teams have begun work. So we're targeting that mid, first half of 2018 for closure, and we want to be ready to hit the ground running on day one at the earliest possible time. So all things are full steam ahead on the deal with Amneal.
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Tyler Van Buren
Analyst, Cowen & Co. LLC

Q

Great. That's good to hear. And just as a follow-up on the prior call for the combination, you all mentioned some potential generic pipeline opportunities out of the Amneal pipeline, and clearly there's optimistic expectations for their pipeline. Could you maybe just help us understand some of the more near-term opportunities? As I look back on my notes of the list, Lialda appeared to be one of the potential more near-term opportunities. Could you give us maybe an update on Lialda and any other products that could launch in the next six to 12 months from that pipeline that you think could be very meaningful?
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Well, Tyler, unfortunately I can't do that. So I'm not going to be able to do that on this call. So what I would say is that, first of all, we think their pipeline expectations and the expectations provided in the deal model and what we discussed at the time of the deal were realistic, not optimistic, just for the record. And we believe that they're on track to do what is necessary to achieve, and we are on track on do what is necessary to achieve those deal model projections. So I'm going to have to leave it at that.

Tyler Van Buren
Analyst, Cowen & Co. LLC
Q

Great. Thanks so much.
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Operator: Your next question comes from the line of Gregg Gilbert with DB.
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Gregg Gilbert
Analyst, Deutsche Bank Securities, Inc.
Q

Hi, good morning, team.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Good morning, Gregg.
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.
A

Hey, Gregg.
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Gregg Gilbert
Analyst, Deutsche Bank Securities, Inc.
Q

On generic Welchol, could this literally be an any-day-now approval, and are you ready to launch? Secondly, on the generic portfolio rationalization you discussed, can you help us at least generally understand kind of potential revenue and profit impact? Is this small or potentially large? And lastly, Paul, I have to ask you an FTC-related question. I'm not sure how involved you've been with AAM at this point but I noticed they recently presented to the FTC or at an FTC event about the power of the big-three buying consortia, and that that's causing issues and might be anticompetitive. So can anything actually be done about that, short of a new distribution model emerging? Are there some tangible next steps you're aware of that the industry is advocating for? Thanks.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Sure. Well, let me start. I'll turn it over to Doug to talk a little bit about the portfolio rationalization, but let me deal with Welchol first, and then I'll finish with that FTC question.

On the Welchol, yes, we would be able to launch if we received approval. We are not quite certain when that approval is going to come. We moved it out of the quarter. As we said in our prepared remarks, I think that was prudent to do. I suppose anything's possible. But right now, it looks to us like it's much more likely a first quarter or first half event of 2018. And we would expect that to be true for everyone. But we don't have perfect visibility around that.

But I'll turn it over to Doug for the portfolio rationalization question.
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Douglas S. Boothe
President-Impax Generics Division, Impax Laboratories, Inc.
A

Yeah, hey, good morning, Gregg. Yeah, certainly as part of the in our integration, we're going to begin to look at the portfolio as well as the investment. Certainly you have an expectation of increasing the number of projects in active development, but of course doing it in a way that's cost-effective. So some of that activity, of course, we can't do until we've completed the integration. And of course we can't take specific actions until we have closed the transaction. But we definitely believe, based on the uniqueness of the Amneal portfolio and their breadth of strengths, as well as the strengths that we bring from a development perspective, that we should accelerate some key filings, as well as also to identify those which will have the potential for most value for the company on a go- forward basis.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

And then regarding your question around the AAM's discussion about the FTC matter and the power of the three buying groups. While I just recently rejoined AAM as a board member for Impax, I certainly agree with AAM. There is certainly – as I've mentioned in the past, I think the FTC is focused almost entirely on the manufacturers and not focused at all on the rest of the supply chain, probably because it's very complicated and difficult. But the truth is, if you want to have a strong generic industry, there has to be people for us to sell to. And if you allow those sellers to combine into three players, then you're going to have three manufacturers on every product and that's it. Or I'm overstating the point a little bit, but it was sort of a missed area, in my view, by the FTC.

I do think that the new distribution model – well, to finish that point, I believe there is action that the AAM is considering to take around this matter. I'm not sure a final decision has been made on that particular issue.

With respect to the new distribution model, you know I've been very vocal about that. This kind of consolidation will force companies to look for new avenues to dispense their products or get their product to patients. It's forced us to consider new ways to get our products to patients. And Amazon is just one way to do that. I think it was interesting to see CVS talk about next-day delivery. I'm sure all the other retailers will look to move to next-day delivery. I'm sure many of the independent distributors will look to move to next-day delivery. And I would bet and since we've talked to a number of people, we know that new companies are considering this new model as a way to start chipping away at the fact that there's three major buying consortiums who have kind of locked up the market.

So I think it was inevitable that this new area would present itself, and it has. And what I'm most excited about is that the new combined company, the new Amneal, will be able to more aggressively participate in that new model and be a leader in finding new distribution models, and help our company get our products more directly to patients and avoid some of the challenges we have with the three major consortiums.
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.
A

Thanks, Gregg. Next question, please.
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Operator: Your next question comes from the line of Elliot Wilbur with Raymond James.
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Elliot Wilbur
Analyst, Raymond James & Associates, Inc.
Q

Thanks. Good morning. First question for Paul or Doug. Just real quickly, maybe just give us some color commentary on Renvela market dynamics. Certainly seems to be a lot more competitive, I guess, than you would have hoped and certainly markets may have expected. And I'm just wondering – obviously you don't have perfect insight into everything that's happening around Welchol, but if we may not be looking at a rather similar situation with that asset as well. And then just switching gears to IPX203, I was looking at some of the study data from

Rytary, and if I'm not mistaken I thought the reduction in off time with Rytary was around 2.2 hours. So very similar to 203. And I just wanted to confirm if in fact that's the case or not. Then I have a follow-up for you, Paul, as well.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Okay. Well, let me let Doug take on Renvela, and I'll have Michael talk about the IPX203.
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Douglas S. Boothe
President-Impax Generics Division, Impax Laboratories, Inc.
A

Yes, so certainly on Renvela, I think the disappointment for us was that we were not in the first wave of approvals. We got our approval six weeks after the first approval. So from a competition, we were aware of multiple filers based on the Paragraph IV activity, and then since the IP had expired, there were other filers out there. So the market dynamics from an overall pricing perspective will flow with the number of available competitive suppliers, and getting late to market has really affected our ability to have a greater share. I mean certainly being in the first wave, we would have had an opportunity to have better placement initially. But we have secured several key accounts, and we continue to work for more placement.

And regarding colesevelam, certainly we see the challenge that we've and others have experienced with getting that product to market, get that product approved. We are ready to go. We're in active discussions with the agency. And, as Paul said, we believe it's hopefully an early 2018 activity, but it could be sooner, could be later. We, again, are really working aggressively, and working in partnership with the agency on getting that product to the finish line and to the market, to our customers.
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Michael J. Nestor
President-Impax Pharmaceuticals Division, Impax Laboratories, Inc.
A

And Elliot, relative to IPX203 and Rytary, so in the advanced PD trial, Rytary showed a 2.2-hour reduction in off time, but immediate-release carbidopa-levodopa showed a one-hour reduction in off time, because this was an optimized immediate-release carbidopa-levodopa trial versus Rytary. So the difference with Rytary and immediate-release carbidopa-levodopa was about 1.2 hours. What we've shown in the Phase 2b trial with IPX203, however, is that IPX203 shows a 2.3-hour improvement in off time reduction relative to immediate- release carbidopa-levodopa. Okay, so I hope that clarifies that.
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Elliot Wilbur
Analyst, Raymond James & Associates, Inc.

Q

Got it. Yeah. I didn't catch that it was a relative increase. Thank you. And a big-picture question for you, Paul. Once upon a time, you did an acquisition, and within that acquisition there was a captive distribution network by the name of Anda. And despite the facts that many of us never really thought that that asset fit with what you were doing at the time, you identified it as strategic and kind of hung on to it throughout your tenure that particular company. The marketplace seems to have seized upon this idea that Amazon is somehow going to be the solution to some of the distribution channel pressures that are out there. But the question is really, is that an idea that maybe you could revisit at some point down the road, perhaps establishing your own captive distribution network, similar to what Teva has – obviously basically I'm referring to Anda.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Yeah. Actually, Elliot, it is an idea that we're talking about and thinking about, whether we went with a acquisition or a series of direct partnerships with some of the potential partners in that area. That is a very active discussion point for both us and our new colleagues over at Amneal. We do expect that we need to have the ability to more directly impact the patient, and even some pharmacy, really, as well as hospital and as well as buying groups, and smaller buying groups. We need to be involved in that, I believe, in that channel. And sitting back and waiting for somebody else to process that channel for us is not looking like a long-term strategy that's a good idea. So, yeah, Elliot that's something we're considering.
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.
A

Thanks. Next question, please.
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Operator: Your next question comes from the line of Tim Chiang with BTIG.
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Timothy Chiang
Q
Analyst, BTIG LLC

Hi, thanks.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Good morning, Tim.
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Timothy Chiang
Q
Analyst, BTIG LLC

Good morning, Paul. I had a question on Concerta. You obviously have a lot of experience with this product. Given that Teva still has the lion's share of the market, how important do you think this product will be for you in 2018, assuming you can get the product on the market? It just seems like the market shares are really sticky. How confident are you that you can, A, get the product into the market sometime in the first half of next year; and, B, get some meaningful share there? And I also wanted to get your thoughts on where do you think the price point or the pricing is going to fall out in that market next year?
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Okay. Thanks, Tim. So, look, every product is important. Concerta would be a good product for us to have. We think we can do reasonably well with it. Clearly, it will depend on whether and when we can get Concerta to market, as to the overall contribution and value the product will have. It was obviously a major disappointment that we were unable to get the product to market in 2017. And we are hopeful to be able to get it into early 2018 or into 2018. But we know that there will be additional competitors hitting the market in early 2018. And so it could be challenging to get the value that we originally thought we would get from the product, had we been able to launch the product on time.

Unfortunately, these things happen. We have a third-party manufacturer, and we have to work with them, and we have to work on their time schedules. And that is an additional challenge that we have to work through. And so we'll continue to push for that. So it's a little early for us to predict what the pricing might look like for Concerta. But you're right, it has generally been a product that sticks. We've seen that over the years. And we would expect to see some of that in the future. But maybe I'll turn it over to Doug for a few more comments on it.

Douglas S. Boothe
President-Impax Generics Division, Impax Laboratories, Inc.
A

Yeah. Just to note, obviously we've been actively tracking this market. I mean, we have some dynamics that are changing at year-end. We have the off-price generic situation changing with Teva and J&J, as well as we have the two BX players who are still in the market, although again, in light of other ANDA products being approved, we think that that may change over time if not sooner. We have an ANDA that's AB rated. So it certainly is an advantage in the marketplace versus some of the existing BX players. And, again, we're not exactly certain who is coming to market; we're aware of other filers. And of course this is a challenging product to get approved and a challenging product to bring to market. So we are still working aggressively to get our product available to our customers.
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.
A

Thank you, Tim. Next question, please.
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Operator: Your next question comes from the line of David Amsellem with Piper Jaffray.
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David A. Amsellem
Q
Analyst, Piper Jaffray & Co.

Thanks. So just a couple quick ones. So on Opana ER, Paul, so wanted to get your sense of your relative concern that at some point the product – well, the FDA – could go after it in the same way they went after Endo's product. I mean, the agency certainly is getting more aggressive regarding transitioning the extended-release opioid market to products with abuse- and tamper-deterrent properties. So, given that oxymorphone ER is an important product for you, wanted to get your sense of how much of a concern that should be. And then, secondly, on Rytary, can you just remind us where you are with Paragraph IV filers and litigation and what we should be aware of regarding legal timelines there? Thanks.
...

Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.

A

Sure, let me start with the Rytary first. That's a little quicker. We're currently preparing for trial. That trial's scheduled for the first half of 2018. That trial is against Actavis/Teva. So we will continue to aggressively pursue our IP there and protect our IP. There's been one and potentially a second additional filer on Rytary, but obviously those cases would follow whatever happens kinds of with the first-filers situations. So we continue to defend, and we hope to be in a position to give you some good news about that in early 2018.

With respect to oxymorphone, we understand the agency is looking at all opioids as well as oxymorphone to determine what can be done, what additionally can be done, to help solve what is an opioid abuse problem. I would point out that it's a drug abuse problem, not necessarily just an opioid abuse problem, of course, because there's heroin involved and other products that aren't really opioids but are sort of confused with the process.

But I think what's most important for us is we want to be a part of the solution, and we want to make sure that – well, two things. One, that patients who need the product are able to get the product for pain reduction, because it does work well for that. But second of all, and probably even more importantly, we do it in the most responsible way possible. And just so you know, we have a suspicious order monitoring program that we have and have had for some time. We participated in the opioid/analgesics REMS program to make sure that it's controlled distribution. We participated in the take-back programs.

So we have been actively involved in what's ongoing, and we're also looking at new opportunities to partner with some not-for-profit organizations to help do some front-line battling here. We want to support, as best as we can, the state efforts to deal with the addiction and recovery programs. And we're looking at a lot of different social responsibility things that we can participate in to help solve what is a problem of addiction, not necessarily the problem of the product, right? And we want to make sure that happens.

Now, we will obviously work with the FDA on the product and help understand and try to help them understand as best as we can how the product works and how it works – is it similar to oxycodone? Is it different – how different is it from morphine? How is it abused? And what can we do to further protect patients and people who shouldn't be getting it? But it's hard to predict kind of where this will all shake out. We just want to be a participant in the process, and we will be a participant in the process.
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.
A

Thank you. Next question, please.
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Operator: Your next question comes from Marc Goodman with UBS.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Good morning, Marc.
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Marc Goodman
Analyst, UBS Securities LLC
Q

Hey. Question about WBAD/Econdisc. Can you just give us a sense of what's happened so far and what we should be expecting, just very specifically about the incremental impact from that one?
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Sure. I'll turn it over to Doug for that.
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Douglas S. Boothe
President-Impax Generics Division, Impax Laboratories, Inc.
A

Yeah, so certainly, I mean, we've been through the WBAD initial consolidation and contracting process, as well as the bids. And then of course with the Econdisc coming over and their harmonization activities, we've also been part of that. We have completed – we were actually unfortunately less exposed to Econdisc. We didn't have as much business there as we would have liked. So it's been less of an impact, but certainly we will see that pricing flow through into 2018's results. But not in a material way.
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Bryan M. Reasons
Chief Financial Officer & Senior Vice President - Finance, Impax Laboratories, Inc.
A

No, it's not material to our forecasts, and it came out about where we expect it.
...

Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.

A

Correct. Mark?
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Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.
A

Next question, please.
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Operator: Your next question comes from the line of Louise Chen with Cantor.
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Louise Chen
Analyst, Cantor Fitzgerald Securities
Q

Hi. Thanks for taking my questions.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Sure.
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Louise Chen
Analyst, Cantor Fitzgerald Securities
Q

My first question here is – back on Amazon here, how could somebody like that help generic drug pricing? I didn't know if that's what you were trying to imply. And then is there enough volume in these new types of channels, or potential new types of channels, to affect the leverage in the consortium? And then second question I had was just on this Amneal deal, and what are you thinking about with respect to building upon your Specialty business after you fully integrate that acquisition? And then last question was on epinephrine auto-injector. Just how should we think about that opportunity in light of some of the headwinds we see in the pricing? I know it's been a robust opportunity for you. So is this just sort of just a hiccup, or something for the longer term to think about? Thank you.

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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Sure. With the new distribution model, whether it's Amazon model or other kinds of models we've been talking about, not sure that this is a pricing improvement process. What this is, is an access issue. With the consortiums, their leverage is one purchaser. They buy from one company, right? That's what allows them to drive prices down. Well, drive prices down, I'm not sure. And whether those prices and values actually flow through to the customer is yet to be determined. But what I would say is this is a question of access, not necessarily a question of pricing. With respect to the volume of that, of course it would start slow and we would expect it to grow over time. But that's kind of what we're thinking about there.

With respect to the Amneal deal, I think we said, and have said since the announcement of the deal, that, as we look forward, we would expect to be able to invest in not just Specialty Pharma assets, but also other adjacencies to the business to help support the overall generic growth and overall growth of the company. So, while Specialty is an important area and certainly, with the results of the IPX203 study being as positive as they were, we will continue to obviously focus on our CNS franchise. But we would also look to expand potentially beyond that into other areas that could support a more synergistic view of the Generics business with the Specialty business.

With respect to epinephrine auto-injector, I'm not sure we had much on pricing, but I'll let Doug -
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Douglas S. Boothe
President-Impax Generics Division, Impax Laboratories, Inc.
A

[indiscernible] (42:19) I mean, we continue to perform very, very well with that product, as you look at the market shares and the script data, we're around 25% of the overall volume. Comparing year over year, certainly a big change between this time a year ago and now is that we have our collaboration with CVS in the retail channel, as well as [indiscernible] (42:36) Mylan brought out their authorized generics. So a lot of that pricing activity was really brought forward by the Mylan authorized generic. We've seen no other players other than the Kaleo product coming back to market, which has had a nominal share and they're – basically, again, with their unique distribution program -finding a way to get some placement there.

Our investment, of course, in supply capability – we weathered in a quite well way the strongest seasonal demand period. We had no issue with product supply and continued to expand our participation. Now we're going back into the non-seasonal portion of the business. We're trying to get some year-end scripts, as folks have completed their deductibles for the year. But certainly we just see the role and the value of our offering as we go into 2018. It's a significant product for our company.
...

Bryan M. Reasons
Chief Financial Officer & Senior Vice President - Finance, Impax Laboratories, Inc.
A

Yeah. And we have seen, we since obtained the CVS business, the pricing's been stable. So if you compare year over year, it's skewed, but of course our volume grew a ton, so we made the choice to go from roughly 8% to as much as 28%. But since the beginning of the year, the pricing has been very stable in that market.
...

Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.
A

Thank you, Louise. Next question, please.
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Operator: Your next question comes from the line of Dana Flanders with Goldman Sachs.
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Dana Flanders
Analyst, Goldman Sachs & Co. LLC

Q

Hi, thank you for the questions. My first one here, just on some of the accelerated cost savings that you outlined this morning with the Middlesex plant closure and then possibly selling Taiwan by year-end. I know you had provided some synergy numbers heading into 2018. Just what does this news mean to that? I mean, how additive is this heading into next year? And then just a second quick follow-up. On the generic price collusion updated state complaint, I know you had disclosed a subpoena earlier. I mean, you were interestingly not named in this case. And I know the state one is separate from the federal. But is it fair to assume this is behind you now? Thank you very much.
...

Bryan M. Reasons
Chief Financial Officer & Senior Vice President - Finance, Impax Laboratories, Inc.
A

So I'll do the synergy questions and then turn it over. So versus our initial projections and announcement, Middlesex we had assumed about a half-year worth of savings in 2018 to kind of complete that at some point late in the first half of the year. Now we hope to have that done by the end of the year. And certainly Taiwan, we had modeled completion of that in 2019. So we had no Taiwan savings in 2018. So if we were able to complete a sale of Taiwan, that would be all incremental savings to 2018. So we are exceeding – executing on timing-wise, on kind of all aspects of this program. So it's significant incremental savings in 2018 for both of these programs.

Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Yeah, and Dana, with respect to the generic pricing issue, Impax did receive a subpoena from the DOJ about two years ago now. We responded to that subpoena, and we've not heard anything since. It's hard to know what that means, other than we haven't heard anything. And so we continue to operate as we always have, in compliance with the law.

With respect to the state AG matter, neither Impax nor Amneal were named in that complaint. Again, it's still very early. There's going to be a lot of motion practice and a lot of other things that have to take place before anything gets resolved here. I think I'll just leave it at that.
...

Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.
A

Thank you, Dana. Next question please.
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Operator: Your final question comes from the line of Dewey Steadman with Cantor.
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Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Morning, Dewey.
...

Dewey Steadman
Analyst, Canaccord Genuity, Inc.
Q

Hi. Good morning. Thanks for fitting me in. I guess on CMOs, you had mentioned that Concerta is running through a third-party CMO. How much of the Impax business is currently at CMOs now, and how can that change with the Amneal deal? And then on EpiPen, also CMO-ed. I know it's through a different division of Pfizer than Mylan's EpiPen, which has been subject to failures. But can you get us comfortable about the differences in manufacturing processes that may not impact this product in terms of those product failures? Thanks.
...

Paul M. Bisaro
President, Chief Executive Officer & Director, Impax Laboratories, Inc.
A

Sure. Thanks, Dewey, for the questions. Yes. The CMO relationships at Impax are significant. They're – greater than 50% of our revenue is produced for us by CMOs. As we mentioned when we announced the Amneal deal, one of the major benefits of Amneal and its manufacturing capabilities is that we will be able to look very aggressively at those CMO relationships and see if we can bring in a significant portion of the volume that's currently being made for us by others and bring it in house. Because the Amneal is presented with, and has presented with so many different manufacturing capabilities, we're very excited about the opportunity to achieve some of that synergy capture, and that's one of the areas we talked about fairly extensively in the deal model. And Concerta would certainly be something we would consider as well.

With respect to EpiPen, it is manufactured outside of the – it's in a different division of the Mylan manufactured product. We are comfortable and obviously continue to work very closely with that division to make sure – and all of the suppliers in that supply chain, because it's not just one, it's multiple, multiple people who are involved in the process. And similarly to the CMO discussion, we will look at bringing in some of those activities into the Amneal manufacturing capabilities if we can do that. So one of the strategic benefits of the transaction for both parties, really, is to bring our volume to the Amneal facilities, and that will be a major focus of our efforts early on.

Dewey Steadman
Analyst, Canaccord Genuity, Inc.
Q

All right, thanks, and thanks for the update.
...

Bryan M. Reasons
Chief Financial Officer & Senior Vice President - Finance, Impax Laboratories, Inc.
A

Thanks.
...

Mark J. Donohue
Vice President - Investor Relations and Corporate Communications, Impax Laboratories, Inc.

Thank you, Dewey. That concludes our call for today. Thank you all for joining us. We'll be available the rest of this weekend and all of next week, of course, to answer any follow-up questions you may have. Thank you. Enjoy the rest of your day.
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Operator: Ladies and gentlemen, this concludes the Impax Laboratories' third quarter 2017 earnings conference call. You may now disconnect.

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation. In connection with the proposed transaction, Holdco intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax or Holdco may file with the SEC or send to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF IMPAX ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526.
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Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended Dec. 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Impax cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Form 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Impax has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax on the date hereof, and unless legally required, Impax disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.